UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                              FIRST BANCTRUST CORP
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    38168F102
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                                 (CUSIP Number)

                                 April 30, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check    the appropriate box to designate the rule pursuant to which this
         Schedule 13G is filed:
         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  38168F102
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1.  Names of Reporting Persons.  Jeffrey S. Halis
    I.R.S. Identification Nos. Of Above Persons (entities only):
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)______
        (b)_______
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3.  SEC Use Only
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4.  Citizenship or Place of Organization:  United States
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Number of Shares  Beneficially           5.  Sole Voting Power           90,000*
Owned by Each Reporting Person With:
                                         6.  Shared Voting Power         10,000
                                         7.  Sole Dispositive Power      90,000*
                                         8.  Shared Dispositive Power    10,000

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:  100,000*
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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions):  N/A
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11.  Percent of Class Represented by Amount in Row (9):  6.6%
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12.  Type of Reporting Person (See Instructions):  IN
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*    10,000 shares (.7%) of First  Banctrust Corp common stock,  par value $0.01 per share (the "Common Stock"), are owned by Jeffrey S. Halis. 10,000 shares (.7%) of the Common Stock are owned jointly by Jeffrey S. Halis and Lorraine Halis, Jeffrey S. Halis's mother. 65,000 shares (4.3%) of the Common Stock are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 15,000 shares (1.0%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). Pursuant to the Agreement of Limited Partnership of each of Tyndall and Tyndall Institutional, Jeffrey S. Halis possesses sole power to vote and direct the disposition of all the shares of Common Stock owned by each of Tyndall and Tyndall Institutional, respectively. Jeffrey S. Halis's interest in the Common Stock held by Tyndall and Tyndall Institutional as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall and Tyndall Institutional, respectively. Jeffrey S. Halis possesses shared power to vote and direct the disposition of the shares of Common Stock owned jointly by Jeffrey S. Halis and Lorraine Halis.
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

Item 1.

(a)  Name Of Issuer:   First Banctrust Corp
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(b)  Address of Issuer's Principal Executive Offices:  206 South Central Avenue,
     Paris, IL 61944
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Item 2.

(a)  Name of Person Filing:  Jeffrey S. Halis
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(b) Address of Principal Business Office or, if none,  Residence:  153 East 53rd
    Street, 55th Floor, New York, New York 10022

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(c)  Citizenship:  United States
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(d)  Title of Class of Securities: Common Stock
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(e)  CUSIP Number:  38168F102
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Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

     (b)  |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

     (e)  |_| An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

     (f)  |_| An  employee   benefit  plan  or  endowment  fund  in  accordance
              with Section 240.13d- 1(b)(1)(ii)(F);

     (g)  |_| A  parent  holding   company  or  control  person  in  accordance
              with Section 240.13d- 1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)  |_| A  church  plan  that  is  excluded  from  the  definition  of an
              investment company  under   Section  3(c)(14)  of  the Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  |_| Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

          (a)  Amount beneficially owned (as of April 19, 2001): 100,000

          (b)  Percent of Class (as of April 19, 2001): 6.6%

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: 90,000

               (ii) Shared power to vote or to direct the vote: 10,000

               (iii)Sole  power to dispose  or to direct  the  disposition  of :
                    90,000

               (iv) Shared  power to dispose or to direct  the  disposition  of:
                    10,000


Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A


Item 8.  Identification and Classification of Members of the Group.  N/A


Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  May 14, 2001
                                  ------------
                                      Date


                              /s/Jeffrey S. Halis
                              -------------------
                               Jeffrey S. Halis

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)